12011627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section FEB 29 2012 Washington, DC 123

SEC FILE NUMBER
8- 68049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mertz & Associates, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N1629 County Road P
(No. and Street)

Rubicon, (City) WI (State) 53078 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Mertz (262) 523-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Road, Suite 302 (Address) Milwaukee, (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Mertz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mertz Associates, Inc, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN M TAYLOR
Notary Public
State of Wisconsin

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2011

Net Capital Computation:		
Stockholder's equity at year end	$	161,250
Unallowed assets:		
Accounts receivable		(1,650)
Prepaid expense		(17,194)
Property and equipment		(21,331)
"Haircuts"		(1,945)
Net capital	$	119,130
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	783
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	11,741
Aggregate indebtedness	$	11,741
Percentage of Aggregate Indebtedness to Net Capital		9.86 %

See Independent Auditors' Report.

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Mertz Associates, Inc.
Waukesha, Wisconsin

In planning and performing our audit of the financial statements of Mertz Associates, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mertz Associates, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in the Company's internal control to be a significant deficiency:

Separation of Duties

The Company operates its accounting and reporting function with principally one or two individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Mertz Associates, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

Audit Adjustments

One or more audit adjustments were required to prevent the Company's financial statements from being materially misstated. This is indicative that controls may be inadequate to ensure the proper recording of all of the Company's financial transactions in accordance with generally accepted accounting principles. This condition represents a significant deficiency in internal controls. We recommend that management review the nature of these entries in order to determine if these types of adjustments could be made during the year as part of the ordinary financial reporting process. This would reduce the likelihood of this comment in the future and also increase the accuracy of interim financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

February 24, 2012
Milwaukee, Wisconsin

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2011

TABLE OF CONTENTS

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mertz Associates, Inc.
Waukesha, Wisconsin

We have audited the accompanying balance sheet of Mertz Associates, Inc. (Company) as of December 31, 2011 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mertz Associates, Inc. at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

February 24, 2012
Milwaukee, Wisconsin

An independent member of BDO Seidman Alliance

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

Balance Sheet
December 31, 2011

ASSETS		
Current Assets:		
Cash and equivalents	$	132,817
Accounts receivable		1,650
Prepaid expenses		17,194
Total current assets		151,661
Property and Equipment:		
Cost		166,342
Less - Accumulated depreciation		(145,011)
Net property and equipment		21,331
Total assets	$	172,992
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable	$	269
Accrued wages		1,309
Accrued payroll, taxes and withholding		9,964
Other payables		200
Total current liabilities		11,742
Stockholder's Equity:		
Common stock		100
Additional paid in capital		200,081
Retained earnings (deficit)		(38,931)
Total stockholder's equity		161,250
Total liabilities and stockholder's equity	$	172,992

The accompanying notes to financial statements are an integral part of these statements.

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

Statement of Operations
Year Ended December 31, 2011

Income:		
Commissions	$	187,500
Retainers		162,079
Consulting fees		5,545
Reimbursement income		3,494
Interest income		15
Miscellaneous income		181
Total income		358,814
Operating Expenses:		
Advertising		72,044
Broker dealer costs		12,853
Computer expenses		15,673
Research material and services		17,462
Associations		25,707
Automobile expenses		3,102
Bad debt expense		375
Training		189
Depreciation		32,744
Dues, fees & licenses		2,296
Equipment maintenance		220
Insurance		32,453
Leased equipment		276
Occupancy expenses		43,859
Office supplies & expense		5,677
Personal property taxes		1,469
Postage/mailings		5,421
Professional expenses		11,254
Telephone		5,438
Travel & entertainment		5,425
Salaries and wages		249,320
Retirement plan - employer contribution		5,317
Payroll taxes		19,187
Miscellaneous		36
Loss on property and equipment		56,347
Total operating expenses		624,144
Net loss	$	(265,330)

The accompanying notes to financial statements
are an integral part of these statements.

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)
Balance, December 31, 2010	$ 100	$ 100,081	$ 227,913
Additions:			
Capital contributions	-	100,000	-
Reductions:			
Distributions to stockholders	-	-	(1,514)
Net loss for year ended, December 31, 2011	-	-	(265,330)
Balance, December 31, 2011	$ 100	$ 200,081	$ (38,931)

The accompanying notes to financial statements
are an integral part of these statements.

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows From Operating Activities:		
Net loss	$	(265,330)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and amortization		32,744
Loss on property and equipment disposals		56,347
Changes in Assets and Liabilities:		
Accounts receivable		6,693
Prepaid expense		4,117
Accounts payable		(7,040)
Accrued wages		(19,272)
Accrued payroll		(10,865)
Other payables		200
Total adjustments		62,924
Net cash used by operating activities		(202,406)
Cash Flows From Investing Activities:		
Purchases of property and equipment		(36,660)
Cash Flows From Financing Activities:		
Distributions to stockholders		(1,514)
Capital contributions		100,000
Net cash provided by financing activities		98,486
Net decrease in cash and equivalents		(140,580)
Cash and equivalents, December 31, 2010		273,397
Cash and equivalents, December 31, 2011	$	132,817

The accompanying notes to financial statements are an integral part of these statements.

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

Notes to Financial Statements
December 31, 2011

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on January 27, 1981. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is consulting with companies to help them either sell or acquire other businesses. During 2011, as a result of the Company modifying its business plan, a couple of key employees terminated employment. Future business of the Company will consist mainly of strategic consulting with middle market companies.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2011. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

Property and Equipment

Property and equipment is carried at cost. Depreciation, based on estimated useful lives of assets, is calculated on both the straight-line and accelerated methods for both financial accounting and income tax purposes. Depreciation for the year ended December 31, 2011 amounted to $32,744.

Useful lives are estimated as follows:

Computer equipment	5 years
Office furniture and fixtures	5-7 years
Leasehold improvements	15 years

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its stockholder, has elected to be an "S" corporation under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made. The Company is no longer subject to United States income tax examinations for years ending before December 31, 2008 and Wisconsin income tax examinations for years ending before December 31, 2007.

1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Commissions are recognized when earned and the monthly retainers are recognized in the month services are provided.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 24, 2012.) There were no subsequent events that required recognition or disclosure.

2. Property and Equipment

Property and equipment consist of the following:

Furniture	$	147,973
Equipment		2,208
Leasehold improvements		16,161
Total	$	166,342

3. Net Capital Requirements

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's net capital and required net capital were $119,130 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .0986 to 1.

4. Common Stock

Common stock consists of 2,800 authorized, 100 issued and outstanding $1 par value shares.

5. Leases

The Company currently uses office space located in the residence of the Company's sole shareholder. The Company does not pay rent for the use of this space. The previous office space in being subleased and expires in July 2012. Rent expense for 2011 was $15,773. Future rent commitments for 2012 is $20,440.

6. Retirement Plan

The Company sponsors a SIMPLE retirement plan (Plan). Participants are allowed to contribute to the Plan and the Company also adds a profit sharing contribution to each participant's account. The Company's retirement expense for the year was $5,317. The accrued total contribution at year end was $807.

7. Advertising Expenses

Advertising expenses are expensed as incurred by the Company. The advertising expense for the year ended December 31, 2011 was $72,044.

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

Notes to Financial Statements
December 31, 2011
(Continued)

8. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2011. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

9. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.